SEC FILE NUMBER 001-38697 CUSIP NUMBER 717224109 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR For Period Ended: September 30, 2022 ☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q For the Transition Period Ended: Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: PART I — REGISTRANT INFORMATION PhaseBio Pharmaceuticals, Inc. Full Name of Registrant

N/A Former Name if Applicable 1 Great Valley Parkway, Suite 30 Address of Principal Executive Office (Street and Number) Malvern, Pennsylvania 19355 City, State and Zip Code PART II — RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense ☐ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. PART III — NARRATIVE State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. PhaseBio Pharmaceuticals, Inc. (the “Registrant”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2022 within the prescribed time period. As previously disclosed, on October 23, 2022, the Registrant filed a voluntary petition for relief under Chapter 11 of Title 11 (“Chapter 11”) of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware, thereby commencing a Chapter 11 case for the Registrant (Case No. 22-10995- LSS). Due to the considerable time and resources the Registrant’s management is devoting to the Chapter 11 case, the Registrant is unable to prepare and timely file its Quarterly Report on Form 10-Q on or before the November 14, 2022 due date without unreasonable effort or expense. The Registrant cannot at this time estimate when it will be able to file its Quarterly Report on Form 10-Q. PART IV — OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification Jonathan P. Mow (610) 981-6500

(Name) (Area Code) (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐ (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒ If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. PhaseBio Pharmaceuticals, Inc. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Date: November 15, 2022 By /s/ Jonathan P. Mow Jonathan P. Mow President and Chief Executive Officer